EXHIBIT 11.1
COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
	2005	2006	2005	2006

Numerator:
Net income (loss)	$367,809	$(1,928,313)	$782,602	$(2,759,197)

Denominator:
Denominator for basic earnings per share— weighted-average shares	13,882,019	14,098,542	13,858,562	14,073,747
Effect of dilutive securities:
Employee stock options	751,684	—	623,928	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,633,702	14,098,542	14,482,490	14,073,747

Basic and diluted earnings (loss) per share:
Net basic earnings (loss) per share	$0.03	$(0.14)	$0.06	$(0.20)
Net diluted earnings (loss) per share	$0.03	$(0.14)	$0.05	$(0.20)